

November 30, 2017

Michael T. Redman
President and Chief Executive Officer
Oncolix, Inc.
14405 Walters Road, Suite 780
Houston, TX 77014

> **Re: Oncolix, Inc.**
> **8-K filed August 9, 2017**
> **10-Q filed August 18, 2017**
> **File No. 000-55545**

Dear Mr. Redman:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas C. Pritchard , Esq.